Pacificorp Holdings, Ltd.
500 North Rainbow Road, Suite 300
Las Vegas NV 89107

May 22, 2015

Dear Mr. Lopez,

we are responding to your comments dated May 18, 2015,  relating to the Company’s Prospectus on Form S-1 filed on April 20, 2015.  The responses have been numbered to correspond with the comments in your May 18, 2015  letter.

General

1. We note that Wan Soo Lee’s address on page 23 is the registrant’s address. We also note, however, that the address given for him in Exhibit 3.1 is the same address as the agent for process. With a view to clarifying disclosure in the registration statement, advise us of Mr. Lee’s address.

We have noted this comment and Mr. Lee's correct address is 500 N. Rainbow Road Suite 300 Las Vegas Nevada 89107. We have also informed our Registered Agent of this and they have furnished with a certificate of correction to change the address and file with the State Of Nevada.

Prospectus Summary, page 6

2. We note references here and on pages 31-33 to “our consulting geologist.” Please identify the consultant and the agreement or arrangement under which he or she is providing advice to you.

With respect to the reference made to our consulting geologist we have revised our disclosure throughout the document and the arrangement the Company had with him.

We have also added the following risk factor:

We have no written arrangement or agreement with our consulting Geologist.

"We entered into a verbal agreement with our consulting Geologist DA Bending to act as an agent to prospect, locate, stake, register and provide a preliminary geological report for us. Immediately prior to the commencement of exploration activities, we intend to enter into formal agreement(s) to secure our geologists time and confirm the budget he has recommended. In the event that this geologist is not available, we believe this will allow us to hire another geologist to commence our exploration program. If we are unable to secure the services of Geologist DA Bending or engage another consulting Geologist expeditiously, it will delay implementing our business plan and may have an adverse effect on our business, reputation, or financial results."

Directors, Executive Officers, Promoters and Control Persons, page 22

3. Please disclose Mr. Yoo’s employment from 2011 through 2013. See Item 401(e)(1) of  Regulation S-K.

We have revised Mr. Yoo's  Biography to include his employment from 2011 to 2013 and have added the following disclosure:

"Upon Mr. Yoo's leaving the employ of the City of Seoul in 2011, to the start up of his own real estate company in 2013 Mr. Yoo took  time off to explore and evaluate other business opportunities, which included obtaining his real estate license."

Financial Statements, page 40

Balance Sheet, page F-2

4. We note that you have recorded $15,000 as mineral claims on your balance sheet. Your disclosure at page 6 indicates that these costs relate to staking the claim and the provision of a geological report. Please quantify the costs associated with the geological report, explain the nature of these costs and why you believe capitalization is appropriate. To the extent that these costs relate to exploration activities conducted on the property, explain why you have not expensed these costs as incurred consistent with your accounting policy at page F-6.

With respect to this comment and after further review we have elected to expense the costs associated with acquiring the claims.

Exhibit 23.1

5. The consent provided by your independent registered public accounting firm refers to the “balance sheet of Pacificorp Holdings, Ltd. as of the period ended October 6, 2014 (inception) and January 31, 2015.” Please provide a revised consent that refers to the audited balance sheet as of January 31, 2015.

 We have noted this comment and  have received an updated consent from our Independent auditors indicating the reference  to the audited balance sheet as of January 31, 2015.

6. Please file the agreement by which you acquired your mineral claim and incurred an annual fee of $2,340 to retain title to the mineral claim.

We have revised our disclosure throughout the document to reflect that there was no formal acquisition agreement with respect to acquiring the claims. Also, we have checked the costs associated with the annual renewal of the mining claims and have found that there was a slight difference of about $17.00 per claim we have also revised our disclosure to reflect this slight  increased cost and have verified these costs with BLM and Elko County.

Yours truly,

/s/ Wan Soo Lee
President, CEO and Director